UNITED STATES                        OMB APPROVAL
             SECURITIES AND EXCHANGE COMMISSION        OMB NUMBER     3235-0058
                   WASHINGTON, D.C. 20549              EXPIRES
                                                       ESTIMATED AVERAGE BURDEN
                         FORM 12B-25                   HOURS PER RESPONSE  2.50

                        NOTIFICATION OF LATE FILING         SEC FILE NUMBER
                                                            0-11723
(CHECK ONE):   FORM 10-K  FORM 20-F  FORM 11-K  [X]FORM 10-Q   FORM N-SAR
  CUSIP NUMBER

                    FOR PERIOD ENDING:  MARCH 31, 1995
                    [ ] TRANSITION REPORT ON FORM 10-K
                    [ ] TRANSITION REPORT ON FORM 20-F
                    [ ] TRANSITION REPORT ON FORM 11-K
                    [ ] TRANSITION REPORT ON FORM 10-Q
                    [ ] TRANSITION REPORT ON FORM N-SAR
                    FOR THE TRANSITION PERIOD ENDED:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECK ABOVE, IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES:



PART I - REGISTRANT INFORMATION
                         CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2
FULL NAME OF REGISTRANT

FORMER NAME IF APPLICABLE

                    ONE INSIGNIA FINANCIAL PLAZA
ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

                         GREENVILLE, SC 29602
                      CITY, STATE AND ZIP CODE

PART II - RULES 12B-25(B) AND (C)

IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE AND THE REGISTRANT SEEKS RELIEF PURSUANT TO RULE 12B-25(B), THE FOLLOWING SHOULD BE COMPLETED. (CHECK BOX IF APPROPRIATE)

  X       (A)  THE REASONS DESCRIBED IN REASONABLE DETAIL IN PART III OF THIS
               FORM COULD NOT BE ELIMINATED WITHOUT UNREASONABLE EFFORT OR
               EXPENSE;
          (B)  THE SUBJECT ANNUAL REPORT, SEMI-ANNUAL REPORT, TRANSITION REPORT
               ON FORM 10-K, FORM 20-F, 11-K, FORM N-SAR, OR PORTION THEREOF,
               WILL BE FILED ON OR BEFORE THE FIFTEENTH CALENDAR DAY FOLLOWING
               THE PRESCRIBED DUE DATE' OR THE SUBJECT QUARTERLY REPORT OF
               TRANSITION REPORT ON FORM 10-Q, OR PORTION THEREOF WILL BE
               FILED ON OR BEFORE THE FIFTH CALENDAR DAY FOLLOWING THE
               PRESCRIBED DUE DATE; AND
          (C)  THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT REQUIRED BY RULE
               12B-25(C) HAS BEEN ATTACHED IF APPLICABLE.

PART III - NARRATIVE

STATE BELOW IN REASONABLE DETAIL THE REASONS WHY THE FORM 10-K, 11-K, 10-Q, N-SAR, OR TRANSITION REPORT OR PORTION THEREOF, COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD. (ATTACHED EXTRA SHEETS IF NEEDED)
                                   SEC 1344 (11-91)

ALL OF THE OUTSTANDING STOCK OF CONCAP EQUITIES, INC., THE GENERAL PARTNER OF THE PARTNERSHIP AND 12 AFFILIATED PUBLIC PARTNERSHIPS, IS OWNED BY GII REALTY, INC. IN DECEMBER 1994, THE PARENT OF GII REALTY, INC. ENTERED INTO A TRANSACTION (THE "INSIGNIA TRANSACTION") IN WHICH, AMONG OTHER THINGS, A WHOLLY OWNED SUBSIDIARY OF METROPOLITAN ASSET ENHANCEMENT, L.P., AN AFFILIATE OF INSIGNIA FINANCIAL GROUP, INC. ("INSIGNIA") ACQUIRED AN OPTION TO PURCHASE ALL OF THE STOCK OF GII REALTY, INC.,, AND, PURSUANT TO A PARTIAL EXERCISE OF SUCH OPTION, ACQUIRED 50.5% OF THE STOCK. AS A RESULT OF THE INSIGNIA TRANSACTION AND THE VOLUME OF INFORMATION TO BE ASSIMILATED BY INSIGNIA, THE PARTNERSHIP IS UNABLE TO FILE THE PARTNERSHIP'S QUARTERLY REPORT WITHIN THE PRESCRIBED TIME PERIOD.

PART IV - OTHER INFORMATION

(1)  NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS
NOTIFICATION

     TIMOTHY R. GARRICK                 803                      239-1000
          (NAME)                      (AREA CODE)           (TELEPHONE NUMBER)

(2) HAVE ALL OTHER PERIODIC REPORTS REQUIRED UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SECTION 30 OF THE INVESTMENT COMPANY ACT OF 1940 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER) PERIOD THAT THE
REGISTRANT WAS      REQUIRED TO FILE SUCH REPORTS) BEEN FILED? IF ANSWER IS NO,
IDENTIFY REPORT(S).
                                                           X  YES           NO



(3)  IS IT ANTICIPATED THAT ANY SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS FROM
THE CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR WILL      BE REFLECTED BY THE
EARNINGS STATEMENTS TO BE INCLUDED IN THE SUBJECT REPORT OR PORTION THEREOF?
                                                              YES         X  NO

     IF SO, ATTACH AN EXPLANATION OF THE ANTICIPATED CHANGE, BOTH NARRATIVELY AND QUANTITATIVELY, AND, IF APPROPRIATE, STATE THE REASONS WHY A REASONABLE ESTIMATE OF THE RESULTS CANNOT BE MADE.




               CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2
               (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)
HAS CAUSED THIS NOTIFICATION TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

                                        BY CONCAP EQUITIES INC.
                                            GENERAL PARTNER

DATE      MAY 15, 1995                  BY /S/ CARROLL D. VINSON
                                            CARROLL D. VINSON
                                            PRESIDENT
INSTRUCTION: THE FORM MAY BE SIGNED BY AN EXECUTIVE OFFICER OF THE REGISTRANT OR BY ANY OTHER DULY AUTHORIZED REPRESENTATIVE. THE NAME AND TITLE OF THE PERSON SIGNING THE FORM SHALL BE TYPED OR PRINTED BENEATH THE SIGNATURE. IF THE STATEMENT IS SIGNED ON BEHALF OF THE REGISTRANT BY AN AUTHORIZED REPRESENTATIVE (OTHER THAN AN EXECUTIVE OFFICER), EVIDENCE OF THE REPRESENTATIVE'S AUTHORITY TO SIGN ON BEHALF OF THE REGISTRANT SHALL BE FILED WITH THE FORM.


                                 ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                           GENERAL INSTRUCTIONS

1. THIS FORM IS REQUIRED BY RULE 12B-25 (17 CFR 240.12B-25) OF THE GENERAL RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934.

2. ONE SIGNED ORIGINAL AND FOUR CONFORMED COPIES OF THIS FORM AND AMENDMENTS THERETO MUST BE COMPLETED AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. 20549, IN ACCORDANCE WITH RULE 0-3 OF THE GENERAL RULES AND REGULATIONS UNDER THE ACT. THE INFORMATION CONTAINED IN OR FILED WITH THE FORM WILL BE MADE A MATTER OF PUBLIC RECORD IN THE COMMISSION FILES.
3. A MANUALLY SIGNED COPY OF THE FORM AND AMENDMENTS THERETO SHALL BE FILED WITH EACH NATIONAL SECURITIES EXCHANGE ON WHICH ANY CLASS OF SECURITIES OF THE REGISTRANT IS REGISTERED.

4. AMENDMENTS TO THE NOTIFICATIONS MUST ALSO BE FILED ON FORM 12B-25 BUT NEED NOT RESTATE INFORMATION THAT HAS BEEN CORRECTLY FURNISHED. THE FORM SHALL BE CLEARLY IDENTIFIED AS AN AMENDED NOTIFICATION.